EXHIBIT 21.1:

SUBSIDIARIES OF OIL-DRI

Subsidiary	State or Country of Organization

Blue Mountain Production Company	Mississippi
Favorite Products Company, Ltd.	Canada
Mounds Management, Inc.	Delaware
Mounds Production Company, LLC	Illinois
ODC Acquisition Corp.	Illinois
Oil-Dri Corporation of Georgia	Georgia
Oil-Dri Corporation of Nevada	Nevada
Oil-Dri Production Company	Mississippi
Oil-Dri, S.A.	Switzerland
Oil-Dri (U.K.) Limited	United Kingdom
Taft Production Company	Delaware

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